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                                   EXHIBIT 4.1

                           NATIONAL MEDIA CORPORATION

                          Director's Stock Grant Plan


1. Beginning in 1996, each person who is serving as a Director of the company at the commencement of each meeting of stockholders designated as the annual meeting and who is not an employee of the company shall be granted five thousand (5,000) shares of common stock (the "Shares") of National Media Corporation at the close of business on the date of the meeting, provided that on the date of the meeting the person has been in office as a director of at least 90 days. The Shares will be valued at the closing price on the New York Stock Exchange on the date of the meeting.

2. Shares granted to a director under this Plan shall not be transferable for six months after the date of the grant, and each certificate representing the shares of stock shall bear a legend referring to this restriction. After such six-month period has expired, a director may exchange such certificate for a new certificate without such legend.

3. This Director's Stock Grant Plan shall not be amended more than once every six months, other than to comport with changes in the Internal Revenue Code, the Employee Retirement Income Security Act, or the rules thereunder.